National Oilwell Varco, Inc. 7909 Parkwood Circle Drive Houston, TX 77036 PHONE 713-346-7500
June 8, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown
RE:	National Oilwell Varco, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010 (“2009 Form 10-K”)
Proxy Statement on Schedule 14A
Filed April 1, 2010 (“2010 Proxy Statement”)
File No. 1-12317
Ladies and Gentlemen:
This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated May 25, 2010. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2009 Form 10-K or our 2010 Proxy Statement.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that you have filed the agreements with your customer from whom you derive 10 percent or more of your total revenue. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.
Response: The Company believes it has filed all of its material contracts as required under Item 601(b)(10) of Regulation S-K. As stated in the Company’s 2009 Form 10-K, one of the Company’s customers accounted for 16.6% of the Company’s total revenues for the year ended December 31, 2009. This customer is a shipyard serving as the general contractor for the construction of drillships for numerous, unaffiliated drillship owners and drilling contractors, who have required the shipyard to contract directly with the Company for the provision of the

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June 8, 2010

Company’s drilling equipment. Company revenues attributed to the shipyard are evidenced by numerous contracts, each of which is ordinary course in nature and relates to the provision of drilling equipment for a separate drillship to be delivered to individual owners or drilling contractors. None of these contracts, on an individual basis, are material to the Company. Because these contracts are made in the ordinary course of the Company’s business and the Company’s business is not substantially dependent upon any of these contracts, they do not fall within the purview of Item 601(b)(10) of Regulation S-K.
2.	We note you had one customer in 2009 from which you derived more than 10% of your total revenue. Please expand your disclosure to provide the name of this major customer, or tell us why you believe this disclosure is not required. See Item 101(c)(1)(vii) of Regulation S-K.
Response: We have not disclosed the name of the shipyard referenced in response to Comment No. 1 above because of the unique nature of this relationship. Under our contracts with the shipyard, the true purchasers of our drilling equipment are the drillship owners and drilling contractors. Instead of contracting with the Company directly, the drillship owners and drilling contractors have required the shipyard, as their general contractor, to contract with us. As previously noted, none of these contracts, on an individual basis, are material to the Company. As a result, if the drillship owners and drilling contractors had elected to contract with us directly, the Company would not be required to provide their names under Item 101 of Regulation S-K. Therefore, we do not believe disclosure of the name of the shipyard is required under Item 101 of Regulation S-K, nor would such information be meaningful or useful to investors.
3.	In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:
•	Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, you should expand your disclosure regarding your insurance coverage for potential environmental liabilities.

•	Disclose the material terms of your related indemnification obligations and those of your customers, if applicable. For example, we note your statement at page 22 regarding your contractual agreement to indemnify your customers in the normal course of business.
Such disclosure should be set forth in the “Business” section of your annual report and in the “Risk Factors” section, as applicable. Please provide a sample of your

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June 8, 2010

proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.
Response: We have reviewed our disclosure and believe that we have disclosed all material information regarding our potential liability in the event our employees or any of our drilling equipment or other products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous material into the environment. As part of this review, we have considered the requirements and related interpretations of Item 101 of Regulation S-K, Description of Business; Item 103 of Regulation S-K, Legal Proceedings; Item 303 of Regulation S-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Item 503(c) of Regulation S-K, Risk Factors.
We disclose in Part I, Item 1A of our 2009 Form 10-K that our businesses expose us to the risk that harmful substances may escape into the environment, which could result in personal injury, loss of life, and property damage. We also disclose that, as a result of our current and past activities, we could face significant environmental and regulatory liabilities, including the costs of cleaning up contaminated properties, and that these liabilities could arise through our normal indemnification obligations with our customers, and which may vary from customer to customer. We maintain liability insurance for these potential liabilities, but disclose that this insurance is subject to various coverage limitations, including, in some cases, exclusions for environmental contamination. We also disclose the risk that the dollar amount of any such liabilities could exceed our policy limits and that our insurance carriers may not be able to meet their obligations under the policies.
We believe that these existing disclosures adequately describe the material risks facing the Company in connection with an event similar to that currently occurring in the Gulf of Mexico or an onshore environmental event of similar magnitude. The Company is continuing to monitor the events in the Gulf of Mexico, including the efforts of each of the parties involved to stop the spill and contain its effects, and their respective costs and liabilities associated therewith. To the extent these events result in (i) material changes to our costs to comply with existing or future federal, state or local environmental or other regulations; (ii) material changes in the availability, cost, or coverage of liability insurance; (iii) material changes in the scope or dollar amount of any contractual indemnification obligations required by our customers; or (iv) any other trends or uncertainties that we believe will materially affect our financial condition or results of operations, the Company will revise its disclosures to fully address such matters.
Definitive Proxy Statement on Schedule 14A filed on April 1, 2010
Board Role in Risk Oversight, page 20
4.	We note your disclosure that the responsibilities of the compensation committee allow the committee to work with you to make sure that compensation does not pose undue risks to you. Please describe the process you undertook to reach the conclusion that disclosure under Item 402(s) of Regulation S-K is not necessary.

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Response: The Compensation Committee generally reviews the Company’s compensation programs on at least an annual basis. The Compensation Committee, with the assistance of its independent compensation consultant, reviews each component of the Company’s compensation programs to ensure that they are reasonably consistent with the Company’s peers and industry practice, but also to ensure that each such component, whether it be base salary, bonus, or long-term equity incentives, will not encourage excessive risk-taking. The variable forms of compensation, namely the bonus program and long-term equity incentives, have structural limitations and other mitigating controls, which are designed to prevent the Company from being exposed to unexpected or unbudgeted materially adverse events. For example, bonus payments to an employee under our bonus program are capped at a certain percentage of the employee’s base salary (highest percentage currently being 2.2 times base salary), and the number of shares of restricted stock and stock options granted under our Long-Term Equity Incentive Plan are fixed amounts of shares.
Following its review, the Compensation Committee concluded that the Company’s compensation programs foster cooperation, discourage excessive risk-taking behaviors, and focus our employees on award opportunities that are aligned with the Company’s overall business strategy and the interests of the Company’s stockholders. As a result, the Company determined that no disclosure under Item 402(s) of Regulation S-K was necessary.
     Competitive Positioning, page 28
5.	We note your disclosure that your compensation committee’s February 2009 review of its compensation program for its senior executives was “consistent with its practice in prior years.” Please revise your disclosure to provide all material information regarding the February 2009 review. For example, and without limitation, please disclose the material differences in such review from the January 2008 review that you describe in your filing. For example, and without limitation, it would appear that Grant Prideco, Inc. would no longer be part of your designated peer group in February 2009.
Response: Except for a few minor differences, noted in the draft disclosure below, the review conducted in 2009 was consistent with the review conducted in 2008. The Company chose to disclose the competitive positioning review starting in 2008 to provide its shareholders with an understanding of how the Compensation Committee has historically conducted such reviews. The Company did not disclose all the same detail from the 2008 review in the 2009 review disclosure as much of it would be repetitive in nature. Additionally, detailed discussion of the Compensation Committee’s review of executive compensation, by type of compensation (i.e., base salary, bonus, long-term incentive), is provided in the CD&A section entitled “Components of Compensation.”
In future proxy statements, the Company will fully disclose any year-to-year differences in the Compensation Committee’s review process, which disclosure will be modeled on the following draft disclosure provided for your reference: “In February 2009, the Committee reviewed the

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Company’s compensation program for its senior executives, consistent with its practice in prior years. The Company used the same peer group used in the January 2008 review against which to compare executive pay, excluding Grant Prideco, Inc. since it no longer existed as an independent company at the end of 2008. This peer group was used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to those of the Company and have businesses that compete with the Company for executive talent. The Company analyzed and compared each position’s responsibilities and job title to develop competitive market data from proxy statements. The Company’s proxy analysis focused on the top five executives. Based on the compiled data and the comparisons prepared by the Company, the Committee, in consultation with Frederic Cook, determined that total direct compensation for the Company’s named executive officers was in the median range of the Company’s designated peer group.”
     Annual Incentive Award, page 30
6.	Please clarify how the capital employed modifier affected bonus payments made for 2009 performance.
Response: The predetermined capital employed modifier for 2009 was not exceeded by the actual capital employed number calculated for 2009. As a result of the capital employed modifier adjustment, bonus payouts were increased by 6.7%. The level/percentage of increase was determined based on the interpolated, or sliding scale, difference between the actual capital employed modifier for 2009 and the predetermined capital employed modifier. The capital employed modifier applied to bonus payouts can only increase or decrease the payout by up to 25%; provided that in no event may the 200% maximum target incentive amount be exceeded. The Company will include supplemental disclosure consistent with the foregoing in its future proxy statements.
7.	We note that you have not disclosed the operating profit and capital employed targets applicable to the awards made under your annual incentive plan for 2009 performance. We also note your statements regarding the difficulty of achieving each of the relevant thresholds with respect to your target operating profit. Please provide similar disclosure regarding your capital employed target, and revise your disclosure to provide support for the level of difficulty that you assert with respect to each target, such as a discussion of the correlation between historical and future achievement of the relevant performance metric.
Response: The predetermined capital employed modifier is set at the level provided under the Company’s annual financial plan approved by the Board. For the Company’s actual capital employed modifier not to exceed the predetermined capital employed modifier, and thus result in an increased bonus payment, the Company must efficiently and properly utilize and deploy the Company’s assets. If the Company does not properly and efficiently deploy its assets, the actual capital employed modifier will exceed the predetermined capital employed modifier, and thus result in a reduced bonus payment. Results falling above or below the stated predetermined

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capital employed modifier will result in an interpolated, or sliding scale, percentage reduction or increase in the bonus payout.
Historically, the actual operating profit for the Company has fallen above and below the “target” objective, and the actual capital employed modifier has increased and decreased bonus payments. In years where market conditions were very favorable and the Company efficiently executed its operational plan, the Company’s actual operating profit exceeded the “target” objective and the capital employed modifier increased bonus payments. In years where market conditions were not as favorable and the Company was not able to efficiently execute its operational plan, the Company’s actual operating profit fell below the “target” objective (and in certain instances, the capital employed modifier reduced bonus payments). In the past eight years under the Company’s bonus program, actual operating profit has exceeded the “target” objective four times, while actual operating profit has been below the “target” objective four times. During that same period, the capital employed modifier has resulted in a positive bonus payment adjustment three times, a negative bonus adjustment two times, and no adjustment three times.
In future proxy statements, the Company will provide disclosure regarding the difficulty of achieving the predetermined capital employed target, similar to the Company’s prior disclosure regarding achievement of target operating profit.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely, /s/ Dwight W. Rettig Dwight W. Rettig Senior Vice President, General Counsel and Secretary